UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ZeroFox Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98955G 103

(CUSIP Number)

James C. Foster

c/o ZeroFox Holdings, Inc.

1834 S. Charles St.

Baltimore, MD 21230

885-936-9369

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955G 103

1	NAME OF REPORTING PERSON James C. Foster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98955G 103

1	NAME OF REPORTING PERSON Wolf Acquisitions, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

Introductory Note

This amendment to Schedule 13D (“Amendment No. 2”) supplements and amends the Schedule 13D of the Reporting Persons originally filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2022 and subsequently amended by Amendment No. 1 filed with the SEC on February 6, 2024 (as amended, the “Statement”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Statement. Except as specifically provided herein, this Amendment No. 2 does not modify or amend any of the information previously reported in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by adding the following paragraphs at the end thereof:

On May 13, 2024, the Merger was consummated pursuant to the terms of the Merger Agreement, and Parent completed its acquisition of the Issuer as described in detail in the Current Report on Form 8-K filed by the Issuer on May 13, 2024 and incorporated herein by reference. In connection with the consummation of the Merger, at the effective time thereof, all securities of the Issuer held by the Reporting Persons were disposed of as follows:

(i)

each of the 8,866,827 shares of Common Stock held by Mr. Foster and 60,475 shares of Common Stock held by Wolf was canceled and converted automatically into the right to receive an amount in cash equal to $1.14 per share without interest thereon and subject to any applicable withholding taxes; and

(ii)

each of 1,503,649 unvested restricted stock units (“RSUs”) of the Issuer held by Mr. Foster was canceled and converted automatically into the contingent right to receive an amount in cash equal to $1.14 per RSU without interest thereon and subject to any applicable withholding taxes. Such resulting amount will vest and become payable at the same time that the RSUs, from which such resulting amount was converted, would have vested pursuant to their terms and will otherwise remain subject to substantially the same terms and conditions as were applicable to such RSUs immediately prior to the effective time of the Merger.

As a result of the foregoing, as of May 13, 2024, the Reporting Persons ceased being beneficial owners of any of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended by deleting paragraphs (a) through (c) and (e) thereof and replacing such paragraph with the following:

(a)	The responses to Items 7-13 of the cover pages of this Statement are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Statement are incorporated by reference herein.

(c)	The responses to Item 4 of the Statement are incorporated by reference herein.

(e)	The responses to Item 4 of the Statement are incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2024

/s/ James C. Foster
James C. Foster

Wolf Acquisitions, L.P.

By:	/s/ James C. Foster
Name:	James C. Foster
Title:	Managing Member

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